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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
834453102
(CUSIP Number)
7/8/09
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	834453102

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
	BAVP, LP 94-3359700

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

	Delaware

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		3,002,858 (1)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		3,002,858 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,002,858 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	12.5%(2)

12.	Type of Reporting Person (See Instructions)

	PN
(1) Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(2) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Page 2 of 11 pages

CUSIP No.	834453102

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
	Scale Venture Management I, LLC 94-3358904

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

	California

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		3,002,858 (1)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		3,002,858 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,002,858 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	12.5%(2)

12.	Type of Reporting Person (See Instructions)

	CO
(1) Shares are held by BAVP, LP. Scale Venture Management I, LLC is the general partner of BAVP, LP. Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.
(2) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Page 3 of 11 pages

CUSIP No.	834453102

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
	Louis C. Bock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

	US

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		3,002,858 (1)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		3,002,858 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,002,858 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	12.5%(2)

12.	Type of Reporting Person (See Instructions)

	IN
(1) Shares are held by BAVP LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the General Partner of BAVP, LP. Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interest therein.
(2) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Page 4 of 11 pages

CUSIP No.	834453102

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
	Kate Mitchell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

	US

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		3,002,858 (1)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		3,002,858 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,002,858 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	12.5%(2)

12.	Type of Reporting Person (See Instructions)

	IN
(1) Shares are held by BAVP LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the General Partner of BAVP, LP. Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interest therein.
(2) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Page 5 of 11 pages

CUSIP No.	834453102

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
	Rory O’Driscoll

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

	US

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		3,002,858 (1)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		3,002,858 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,002,858 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	12.5%(2)

12.	Type of Reporting Person (See Instructions)

	IN
(1) Shares are held by BAVP LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the General Partner of BAVP, LP. Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interest therein.
(2) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Page 6 of 11 pages

CUSIP No.	834453102

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only)
	Mark Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization

	US

	5.	Sole Voting Power

Number of		0

Shares	6.	Shared Voting Power
Beneficially
Owned by		3,002,858 (1)

Each	7.	Sole Dispositive Power
Reporting
Person		0

With:	8.	Shared Dispositive Power

		3,002,858 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,002,858 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11.	Percent of Class Represented by Amount in Row (9)

	12.5%(2)

12.	Type of Reporting Person (See Instructions)

	IN
(1) Shares are held by BAVP LP. Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the General Partner of BAVP, LP. Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing. The Reporting Person disclaims beneficial ownership with respect to all such shares except to the extent of his proportionate pecuniary interest therein.
(2) This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Page 7 of 11 pages

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of a Group
Item 10. Certification
[SIGNATURE]

Item 1.
(a)	Name of Issuer Somaxon Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices 420 Stevens Ave., Suite 210 Solana Beach, CA 92075
Item 2.
(a)	Name of Person Filing
BAVP, LP; Scale Venture Management I, LLC; Louis C. Bock; Kate Mitchell; Rory O’ Driscoll and Mark Brooks
(b)	Address of Principal Business Office or, if none, Residence
BAVP, LP: 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255
Scale Venture Management I, LLC: 950 Tower Lane, Suite 700, Foster City, CA 94404
Louis C. Bock: 950 Tower Lane, Suite 700, Foster City, CA 94404
Kate Mitchell: 950 Tower Lane, Suite 700, Foster City, CA 94404
Rory O’Driscoll: 950 Tower Lane, Suite 700, Foster City, CA 94404
Mark Brooks: 950 Tower Lane, Suite 700, Foster City, CA 94404
(c)	Citizenship
               BAVP, LP is organized in Delaware and Scale Venture Management I, LLC is organized in California. Each of Louis C. Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are US citizens.
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
834453102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:

BAVP, LP	3,002,858	(1)
Scale Venture Management I, LLC	3,002,858	(1)
Louis C. Bock	3,002,858	(1)
Kate Mitchell	3,002,858	(1)
Rory O’Driscoll	3,002,858	(1)
Mark Brooks	3,002,858	(1)

Page 8 of 11 pages

(b)	Percent of Class:

BAVP, LP	12.5	%(2)
Scale Venture Management I, LLC	12.5	%(2)
Louis C. Bock	12.5	%(2)
Kate Mitchell	12.5	%(2)
Rory O’Driscoll	12.5	%(2)
Mark Brooks	12.5	%(2)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

BAVP, LP	3,002,858	(1)
Scale Venture Management I, LLC	3,002,858	(1)
Louis C. Bock	3,002,858	(1)
Kate Mitchell	3,002,858	(1)
Rory O’Driscoll	3,002,858	(1)
Mark Brooks	3,002,858	(1)
(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of:

BAVP, LP	3,002,858	(1)
Scale Venture Management I, LLC	3,002,858	(1)
Louis C. Bock	3,002,858	(1)
Kate Mitchell	3,002,858	(1)
Rory O’Driscoll	3,002,858	(1)
Mark Brooks	3,002,858	(1)

(1)	Shares are held by BAVP, LP. Scale Venture Management I, LLC is the General Partner of BAVP, LP. Louis Bock, Kate Mitchell, Rory O’Driscoll and Mark Brooks are the Managing Members of Scale Venture Management I, LLC, the general partner of BAVP, LP. Includes 510,638 shares of Common Stock issuable pursuant to warrants, which are exercisable within 60 days of the date of this filing.

(2)	This percentage is calculated based upon 23,536,622 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, which is the sum of: (i) 18,430,247 shares of the Issuer’s Common Stock outstanding on May 1, 2009, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2009 and (ii) 5,106,357 shares of the Issuer’s Common Stock issued pursuant to a securities purchase agreement dated as of July 8, 2009.

Item 5.	Ownership of Five Percent or Less of a Class
          Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable

Page 9 of 11 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not Applicable

Item 8.	Identification and Classification of Members of the Group
          Not Applicable

Item 9.	Notice of Dissolution of a Group
          Not Applicable

Item 10.	Certification
          Not applicable
[SIGNATURE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2009

BAVP, LP			SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC,
its General Partner

By:	/s/ Louis C. Bock		By:	/s/ Louis C. Bock

	Name:	Louis C. Bock		Name:	Louis C. Bock
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Louis C. Bock		By:	/s/ Kate Mitchell

	Name:	Louis C. Bock		Name:	Kate Mitchell

By:	/s/ Rory O’Driscoll		By:	/s/ Mark Brooks

	Name:	Rory O’Driscoll		Name:	Mark Brooks
EXHIBITS
A: Joint Filing Agreement

Page 10 of 11 pages

EXHIBIT A
JOINT FILING AGREEMENT
          In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Somaxon Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
          In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of July, 2009.

BAVP, LP			SCALE VENTURE MANAGEMENT I, LLC

By:	Scale Venture Management I, LLC,
its General Partner

By:	/s/ Louis C. Bock		By:	/s/ Louis C. Bock

	Name:	Louis C. Bock		Name:	Louis C. Bock
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Louis C. Bock		By:	/s/ Kate Mitchell

	Name:	Louis C. Bock		Name:	Kate Mitchell

By:	/s/ Rory O’Driscoll		By:	/s/ Mark Brooks

	Name:	Rory O’Driscoll		Name:	Mark Brooks

Page 11 of 11 pages